                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              ---------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13D-1(B), (C), AND (D) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(B)

                            Arbor Realty Trust, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    038923108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [ ]   Rule 13d-1(b)

      [ ]   Rule 13d-1(c)

      [X]   Rule 13d-1(d)

CUSIP NO. 038923108                   13G                      PAGE 2 OF 5 PAGES
                                                                   ---  ---

--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Ivan Kaufman
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
 NUMBER OF        5.    SOLE VOTING POWER                   3,921,034
   SHARES         --------------------------------------------------------------
BENEFICIALLY      6.    SHARED VOTING POWER                 0
  OWNED BY        --------------------------------------------------------------
    EACH          7.    SOLE DISPOSITIVE POWER              3,921,034
 REPORTING        --------------------------------------------------------------
PERSON WITH       8.    SHARED DISPOSITIVE POWER            0
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH           3,921,034
      REPORTING PERSON
--------------------------------------------------------------------------------
10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)     19.37%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*                             IN
--------------------------------------------------------------------------------

CUSIP NO. 038923108                   13G                      PAGE 3 OF 5 PAGES
                                                                   ---  ---

--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Arbor Commercial Mortgage, LLC
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      State of New York
--------------------------------------------------------------------------------
 NUMBER OF        5.    SOLE VOTING POWER                   0
   SHARES         --------------------------------------------------------------
BENEFICIALLY      6.    SHARED VOTING POWER                 0
  OWNED BY        --------------------------------------------------------------
    EACH          7.    SOLE DISPOSITIVE POWER              0
 REPORTING        --------------------------------------------------------------
PERSON WITH       8.    SHARED DISPOSITIVE POWER            0
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH           3,798,634
      REPORTING PERSON
--------------------------------------------------------------------------------
10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)     18.77%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*                             OO
--------------------------------------------------------------------------------

Item 1(a).        Name of Issuer:

                  Arbor Realty Trust, Inc. ("ART")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  333 Earle Ovington Boulevard
                  Suite 900
                  Uniondale, NY 11553

Item 2(a).        Names of Persons Filing:

                  Ivan Kaufman and Arbor Commercial Mortgage, LLC ("ACM")

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  The principal business address of Mr. Kaufman and ACM is listed below:

                  333 Earle Ovington Boulevard
                  Suite 900
                  Uniondale, NY 11553

Item 2(c).        Citizenship:

                  Ivan Kaufman is a citizen of the United States of America. ACM is a New York limited liability company.

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $0.01 per share ("ART Common Stock")

Item 2(e).        CUSIP Number:

                  038923108

Item 3.           Not applicable.


Item 4.           Ownership.

       (a)        Amount Beneficially Owned:

                  Mr. Kaufman holds 120,000 shares of ART Common Stock directly. Mr. Kaufman beneficially owns 2,400 shares of ART
                  Common Stock held directly by Mr. Kaufman's minor son.
                  Mr. Kaufman also beneficially owns 22,565 shares of ART Common Stock and 3,776,069 units of limited partnership interest (the "Redeemable Paired Partnership Units") of Arbor Realty Limited Partnership ("ARLP"), the operating partnership of ART, that are held directly by ACM.

                  Pursuant to the Amended and Restated Partnership Agreement of ARLP, dated as of July 1, 2003 (the "ARLP Partnership Agreement"), the 3,776,069 Redeemable Paired Partnership Units held by ACM are redeemable at the election of ACM, for cash or, at the election of ART, shares of ART Common Stock.

                  Each of ACM's 3,776,069 Redeemable Paired Partnership Units are also paired with one share of ART's Special Voting Preferred Stock (the "SVP Stock"). Pursuant to the Pairing Agreement, dated as of July 1, 2003, among ART, ACM,
                  ARLP, Arbor Realty LPOP, Inc. and Arbor Realty GPOP, Inc., if ACM elects to redeem a Redeemable Paired Partnership Unit and ART elects to issue ART Common Stock to ACM upon such redemption, the paired share of SVP Stock will be redeemed and cancelled.

                  Mr. Kaufman controls ACM through his beneficial ownership of a substantial majority the outstanding membership interests of ACM. Mr. Kaufman owns 50.68% of the outstanding membership interests of ACM directly. Mr. Kaufman and Lisa Kaufman, his spouse jointly own 100% of Arbor Management, LLC, which owns 0.62% of the outstanding membership interests of ACM and is the managing member of ACM. The Ivan and Lisa Kaufman Family Trust owns 34.68% of the outstanding membership interests of ACM and the Ivan Kaufman Grantor Retained Trust (of which Mr. Kaufman is a co-trustee) owns 3.92% of of the outstanding membership interests of ACM. Both trusts benefit the minor children of Mr. Kaufman.

       (b)        Percent of Class:

                  Ivan Kaufman owns beneficially 19.37%. ACM beneficially owns 18.77%.

                  The percentages used herein are based on the number of outstanding shares of ART Common Stock stated in the Form 8-K of ART, dated as of February 14, 2005.

       (c) As of December 31, 2004, Ivan Kaufman had the sole power to vote or to direct the vote of 144,965 shares of ART Common Stock and 3,776,069 Redeemable Paired Partnership Units and had the sole power to dispose or to direct the disposition of 144,965 shares of ART Common Stock and 3,766,069 Redeemable Paired Partnership Units. As of such date, Ivan Kaufman had no shared power to vote or direct the vote or to dispose or to direct the disposition of any shares of ART Common Stock or Redeemable Paired Partnership Units.

                  As of December 31, 2004, ACM did not have sole or shared power to vote or to direct the vote of any shares of ART Common Stock or Redeemable Paired Partnership Units. As of such date, ACM did not have sole or shared power to vote or direct the vote or to dispose or to direct the disposition of any shares of ART Common Stock or Redeemable Paired Partnership Units.

Item 5.           Ownership of Five Percent or Less of a Class.

                  N/A

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person.

                  N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  N/A

Item 8.           Identification and Classification of Members of the Group.

                  N/A

Item 9.           Notice of Dissolution of Group.

                  N/A

Item 10.          Certifications.

                  N/A

                                    SIGNATURE

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2005

                                        /s/ Ivan Kaufman
                                        ----------------------------------------
                                        Ivan Kaufman

                                        ARBOR COMMERCIAL MORTGAGE, LLC

                                        By: /s/ Ivan Kaufman
                                            ------------------------------------
                                            Name: Ivan Kaufman
                                            Title: Chief Executive Officer